Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Magellan Midstream Holdings, L.P. for the registration of 150,000 common units representing limited partner interests pertaining to the Magellan Midstream Holdings Long-Term Incentive Plan of our report dated March 8, 2006, with respect to the consolidated financial statements of Magellan Midstream Holdings, L.P., and of our report dated March 8, 2006, with respect to the consolidated balance sheets of Magellan Midstream Holdings GP, LLC included in Magellan Midstream Holdings, L.P.’s Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/  Ernst & Young LLP

Tulsa, Oklahoma

March 30, 2006